CARDERO RESOURCE CORP.

Form 51-102F1

Management’s Discussion and Analysis

For the period ended July 31, 2007

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cardero Resource Corp. (“Cardero” or the “Company”) and compares its financial results for the quarter ended July 31, 2007 to the same period in the previous year.  This MD&A should be read in conjunction with the Company’s unaudited financial statements for the quarter ended July 31, 2007.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

This MD&A contains certain statements which may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding the cost, nature and timing of future anticipated exploration programs and feasibility studies, the results of such exploration programs and feasibility studies, the discovery and delineation of mineral deposits/resources/reserves, proposed business and financing plans, anticipated business trends and potential future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality or quantity of any mineral deposits that may be located, the Company’s inability to identify one or more economic deposits on its properties, the Company’s inability to obtain all necessary permits, licenses, authorizations and approvals required for its proposed activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise any necessary capital or to be fully able to implement its business strategies, including outlining additional resources and finding partners to assist in the development of its projects.

Additional information relating to the Company, including the most recent Annual Information Form dated January 26, 2007, can be located on the Company’s web site www.cardero.com or on the SEDAR website at www.sedar.com.

DATE

This Management Discussion and Analysis reflects information available as at September 7, 2007.

THE BUSINESS OF THE COMPANY

Background

Cardero Resource Corp. is a junior resource mineral exploration company.  Its assets consist of mineral properties, common shares and warrants of other junior natural resource exploration companies and cash.  The Company funds its operations primarily through the sale of its equity securities.  The mineral exploration business is very high risk.  Major risks applicable to the Company include:

1.

The chance of finding an economic ore body is extremely small, and the vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

2.

The market for junior resource equities, where the Company raises funds, is extremely volatile.  Even though the Company believes that it has sufficient funds on hand to meet its current requirements, there is no guarantee that it will be able to raise additional funds as it requires them.

3.

The establishment of undisputed title to mineral properties is often a time consuming process and even though the Company has diligently investigated title to all its mineral properties there is no guarantee of title.

4.

Currency fluctuations may affect the Company as its transactions are often conducted in US dollars, Mexican and Argentinean pesos, and Peruvian nuevo soles.

5.

The Company’s properties are located in Mexico, Argentina and Peru and will be affected by the political stability and laws of those countries.

6.

There is no guarantee that the Company can obtain the necessary governmental permits, consents, approvals and licenses for its proposed operations as and when required.

7.

Environmental concerns and the fluctuation of metal prices, both of which are beyond the Company’s control, may significantly alter the economics of the exploitation of any mineral deposits that it may discover or acquire.

(See “Risk Factors”)

Exploration Activities

Cardero is actively assessing, acquiring interests in and exploring a number of mineral exploration properties, primarily those it considers to be prospective for gold, copper and iron.  At the present time, it is focusing its activities in Mexico, Argentina and Peru, where it has established subsidiaries and the infrastructure to enable it to actively work in such countries.  The Company, through its subsidiaries, holds, or has the right to acquire interests in, a large number of properties in these countries.  However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.  Cardero presently considers its material properties to be the Baja IOCG Project (Mexico), the Iron Sands Project (Peru), the Pampa de Pongo Iron Project (Peru), the Huachi Copper Porphyry (Argentina) and the Incahuasi SHV Project (Argentina).

Property	Total Costs as of October 31, 2006	Nine months to July 31, 2007	Estimated Fiscal 2007 Expenditures(1)
Baja IOCG, Mexico	$ 5,277,115	$ 230,149	$ 500,000
Iron Sands, Peru	3,367,085	662,017	600,000
Pampa de Pongo, Peru	2,566,830	116,369	100,000
Huachi, Argentina	524,904	1,140,300	200,000
Incahuasi, Argentina	597,204	673,887	200,000

Note:

This amount represents the estimated exploration expenditures for the balance of the 2007 fiscal year ending October 31, 2007 only, and does not include any property payments.  Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.

During the quarter, the Company carried out the following exploration activities:

Mexico

Baja IOCG

The Company did not carry out any activities at the Baja IOCG Project during the quarter.  Cardero plans to continue to explore the Baja IOCG district during the fourth quarter of 2007, and has allocated a budget of approximately USD 500,000 for such work.  Additional drill testing is scheduled to occur at the San Jose, San Fernando West, El Gato and El Cuervito targets by year end.

The Company is presently seeking available drilling equipment to carry out the next phase of drilling at the Baja IOCG project.

Argentina

Huachi Project

The Huachi copper-gold property is located in San Juan Province in north-western Argentina.  The property has good access and exploration can be carried out on a year-round basis.  Previous exploration work appears to have been very limited, and there are no records or evidence of any extensive modern exploration.

Mapping by the Company indicates that copper-gold mineralization is part of a large and well developed porphyry style hydrothermal system.  The outcropping porphyry style copper mineralization is closely related to potassic alteration and is developed in two main zones.  The Company commenced an initial drill program on the property in November 2006.

Geological reconstruction from surface outcrops and drilling indicates that the mineralized porphyries have the following minimum dimensions: 550 metres north-south by 300 metres east-west and 320 metres vertical depth.  Mineralization remains open to the west, north, partially to the east and at depth.

Following full analysis of Phase I drilling results, it is interpreted that the Huachi porphyry system has only been partly tested, mainly in the south, by holes 06-HU-01, 06-HU-02 and 07-HU-09.  More drilling is necessary to test for large, higher grade mineralized zones, similar to the short interval around 160 metres in hole 06-HU-02, where grades of 1 to 3% Cu were intersected.  The central part of the porphyry system (farther to the west where mapped alteration continues) remains essentially untested.

As the mineralized system remains open, an Induced Polarization (IP) Survey was utilized to delineate disseminated sulphide mineralization within those parts of the system not exposed at surface.  The IP survey, undertaken in July 2007, successfully identified two large geophysical targets along strike from the known mineralization.

Target HU-IP-1 is interpreted to map the undercover geophysical extension of the Oro Rico Porphyry Stock located 800 to 1000 meters west of boreholes 07-HU-04 (which returned 62 metres @ 0.42% copper equivalent - 0.33% copper and 0.12 g/t gold) and 07-HU-05 (which returned 248.5 metres @ 0.39% copper equivalent - 0.26% copper and 0.17 g/t gold), respectively.  In detail, the broad IP anomaly is defined by high chargeability's (+50 millisecond) and low resistivities (180 to 200 ohm-m range) indicative of the presence of sulphide mineralization.

Target HU-IP-2 is located in the north of the property and is easily accessible from existing infrastructure. The anomaly occurs over a strike length of 750 metres and extends from sub-surface in the north to approximately 400 metres depth to the south.  The well defined IP anomaly is characterized by chargeabilities ranging from 40 to 70 milliseconds and very low resistivities (30 to 100 ohm-m).  The northern portion of the anomaly is supported by previous surface sampling of mineralized outcrop, which returned 0.38 g/t gold over a width of 135 metres (within which a 10 metre chip sample returned 4.18 g/t gold).

Phase II drilling, scheduled to resume when weather conditions improve, will test the two geophysical anomalies in addition to testing the surface expressions of the approximately 450 metre long by 15 metre wide Sentazon Gold target.  To date, only a singe borehole has tested the Sentazon target, where it successfully intersected a 16 metre epithermal breccia which returned 1.3g/t gold, including 6 metres @ 2.3 g/t gold.

Los Manantiales Project (formerly “Mina Angela”)

In March 2007, Cardero entered into a letter of intent with Hochschild Mining Holdings Limited (“HMHL”), a subsidiary of Hochschild Mining plc., pursuant to which it has granted HMHL the option to earn up to a 70% interest in the Los Manantiales Gold property, located in Chubut Province, Argentina.

HMHL may earn an initial 60% interest in the property by incurring an aggregate of USD 3,500,000 in expenditures over 4 years.  Upon HMHL having earned an initial 60% interest, the Company may elect to either participate at its 40% interest level, or request HMHL to fund the preparation of a bankable feasibility study within 4 years of such request and thereby earn an additional 10% interest in the joint venture.  Upon such request being made by the Company, HMHL may either elect to fund the bankable feasibility or not.  If it does so, it will earn the additional 10% interest upon completion of the bankable feasibility study.  Following the formation of the joint venture and the completion of its earn-in requirements by HMHL, each participant is responsible for funding its share of joint venture expenditures.  If it does not do so, its interest will be diluted.  Upon the interest of a participant being diluted to less than 10%, such interest will be converted to a 2% net smelter return royalty.

HMHL is the operator of the project while it is completing its earn-in, and is responsible for formulating and implementing all work programs at the property and making all property payments to the underlying vendor.

During the quarter, HMHL requested Cardero to exercise its option from the underlying vendor (Stenfield Minera S.A.) and complete the purchase of Los Manantiales property on behalf of the partnership twelve months ahead of schedule.  HMHL elected to make both the USD 150,000 payment due April 25, 2007 and the final payment of USD 150,000 due April 25, 2008 to complete the purchase of the property.  The applicable concessions are in the process of being transferred to Cardero Argentina, S.A., a wholly owned subsidiary of the Company, which will, in turn, contribute them to a new Argentinean joint venture company jointly owned with HMHL.

As project operator, HMHL has advised the Company that it will commence an exploration program at the property in third quarter 2007.

Sediment Hosted Vein (SHV) Project

The SHV project is an exploration program, based on a specific geological model, targeting the prospective 61,000 square kilometre Santa Victoria basin in north-western Argentina.  The SHV Project involves an ongoing reconnaissance program in the basin, accompanied by the acquisition of properties believed to be prospective for this type of deposit.  To date, the Company has acquired interests in, or the right to acquire an interest in, 18 separate properties (1,028.6) square kilometres in total), of which one has been dropped following further investigation.  The remainder make up the properties currently comprising the Company’s SHV Project.  Additional properties may be acquired, and existing properties may be abandoned or returned to their respective vendors, as reconnaissance and property evaluation is ongoing.  In addition to the ongoing reconnaissance program, follow-up work has, to date, focussed on the Incahuasi and Salar de Oro properties:

Incahausi Gold Project

Work completed to date at Incahuasi includes detailed mapping, trenching and compilation of historical production data.  Trenching at the Western Vein Group, located 200 metres west of the former Incahuasi mine, cut 33.5 metres at 3.35 g/t gold within which 14 metres grades 6.9 g/t gold.  An additional nine trenches along strike and to the north of the mine returned geochemically anomalous values, ranging from below detection limit to 5.22 g/t gold and averaging 0.28 g/t gold.

Drill equipment was moved onto the property in April, 2007.  The Phase I diamond drill program was designed to test the property for its potential to host a significant gold deposit and focused on the down dip extension of the high grade mine workings and the northern extension of the former mine workings as well as an initial test of the Western Vein Group.  Drilling continued through May and June but was suspended during July due to technical difficulties and freezing weather conditions.

Five holes (634 metres) were completed before drilling was suspended.  Drillholes 07-IH-001 & 07-IH-005 intersected late thrust faults, which displace the Incahuasi shear zone.  As a result, these drillholes did not intersect the target horizon.  Drillholes 07-IH-002 and 07-IH-004 were abandoned due to technical difficulties and did not intersect the target horizon.

Drillhole 07-IH-003 was designed to test the northern extension of mineralization found on Level III within the former mine workings.  The Incahuasi shear zone was intersected, as predicted, from 67 to 78 metres.  The shear zone was heavily brecciated and recovery was extremely poor.  Samples from this drillhole have been assayed, and the Company is awaiting QA/QC confirmation of the results.  Due to the bad recovery, it is anticipated that any results will not be truly representative of the zone encountered.

The Incahuasi gold project is in the earliest stages of drill testing.  The results of Phase I drilling completed to date have proved the exploration concept but have not significantly tested the strike extent or down-dip extension of mineralisation.  A geophysical Induced Polarisation survey is planned for early in the fourth quarter of 2007, taking advantage of the forced break in drilling.  Drilling is scheduled to resume once the geophysical survey has been completed and when weather conditions improve.  A further 2,000 metres of drilling is planned.

Salar de Oro Project

Reconnaissance scale sampling conducted by Cardero at Salar de Oro has led to the discovery of two separate gold bearing zones located 15 kilometres apart along a north-trending belt of sedimentary rocks.  The northern gold zone is characterized by historical underground workings which targeted multiple gold zones hosted over a minimum area 850 metres north-south by up to 100 metres east-west.  The zone is open to the north, south and west.  Ongoing artisanal placer mining continues to recover gold from the system.  Sampling at the northern gold zone targeted outcropping quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings.  The average grade from a total of 65 characterization or grab samples is 3.96 g/t gold.

Phase I drilling (750-1,000 metres) was scheduled to commence in June 2007, but was cancelled due to freezing weather conditions.  Drilling is now scheduled to commence in December 2007.

Minas Azules

The Company entered into an agreement dated August 10, 2007 to acquire a 100% interest in the Minas Azules Property, consisting of 2 minas (360 hectares) located in Jujuy Province, Argentina.  Pursuant to the agreement, the Company may acquire the property by paying the property vendors (two Argentinean individuals) the aggregate sum of USD 1,410,000, as follows:

-

USD 20,000 on execution of the agreement (paid)

-

USD 50,000 on or before August 10, 2008

-

USD110,000 on or before August 10, 2009

-

USD 230,000 on or before August 10, 2010

-

USD 1,000,000 on or before August 10, 2011

The Company is presently formulating plans for this property.

Peru

Pampa De Pongo

The Pampa De Pongo project is located in the arid coastal region of southern Peru approximately 60 kilometres southwest of the city of Nasca and approximately 400 kilometres south of Lima.  A deep sea port facility is located 42 kilometres to the northwest at Puerto San Nicolas.

Pampa de Pongo was discovered by Rio Tinto in 1994 while drill-testing a large magnetic anomaly. Follow-up drilling by Rio Tinto in 1995 and 1996 identified widespread magnetite mineralization hosted in sediments and volcanics of Lower Paleozoic and Mesozoic age.  Coincidental magnetic and gravity anomalies suggest magnetite associated mineralization occurs over a 12 kilometre strike length and is up to 1 kilometre in width.  The thickest intersection to date is 169 metres of magnetite at 52.9% iron. Preliminary metallurgical test work indicates that simple low intensity magnetic separation could produce a saleable concentrate with 66 to 69% iron.

A definition drilling program is scheduled to begin in early 2008 which the Company anticipates will bring identified resources into the reserve category.  It is also possible that infill drilling of the iron resources could identify additional zones of higher grade copper mineralization.

Iron Sands Project

The Iron Sands Project is a 25,000 hectare (250 square kilometres) iron (magnetite) sand project, consisting of three separate groups of claims, each covering a different dune field, and known (from north to south) as the Carbonera, Pampa El Torro and Tanaca Dune fields.  The Iron Sands Project is located near the city of Nazca in the desert coastal region of southern Peru approximately 45 kilometres northeast of the port of San Juan and close to the large Marcona iron mine (approximate resource of 1.4Bt @ 54% iron), and to Cardero’s Pampa de Pongo iron deposit.

Exploration conducted to date at the Iron Sands Project has resulted in the discovery of a large, low-grade magnetite sand deposit at Pampa El Toro which could be amenable to modern bulk mining technologies.

Results were received from metallurgical testwork on samples from Pampa El Toro, performed on trench material from up to 5 metres depth, from which the dry separation facilities at Lomas produced an average (3rd pass) magnetic concentrate of 4.54 Wt.%.  Results of the Bateman engineering tests show little improvment between the dry magnetic separation (Fe2O3 recovery - 33.9%) and wet magnetic separation (gravity spirals) (Fe2O3 recovery - 33.74%).  The Company also believes that the Bateman tests were based on using a Jeffrey type magnetic drum.  However, tests conducted at Midrex Technologies Inc., based on an approximately 400 kilogram sample of “as-received” sand using an enhanced Eriez Manufacturing Co. dry magnetic separation kit, proved single pass processing could result in a product grade of approximately 59 to 60% iron (Total) at a recovery grade of 60%.  Based on the Midrex test results, the Company has ordered a magnetic separation system from Eriez for processing sands from Pampa El Torro to produce approximately 20 tonnes of concentrate for pyrometallurgical testing.

Metallurgical testing to date has been undertaken at bench-scale, determining the feasibility of the project prior to larger capital investments.  Results to date have proved the development concepts to be valid and the project will now move forward into large scale pilot-plant testing.  During pilot testing, a 20 tonne iron concentrate will be processed for pyrometallurgical testing.  The site for preparing the 20 tonne sample has been negotiated and secured and remediation of the site (grading, concrete pad engineering, etc.) will be taking place shortly.  The required conveyor systems are in the process of being ordered.

The pilot-scale magnetic separation equipment has been procured and the Company anticipates that importation into Peru should be complete by early December, 2007.  Production of concentrate is targeted by mid to end December 2007, to accommodate the proposed pyrometallurgical testing early in the first quarter of 2008.  It is anticipated that pyrometallurgical testing will prove processing viability, including production of pig iron of commercial grade composition as well as a sufficiently large slag sample for subsequent technology development aimed at vanadium pentoxide recovery.  Results from this testing will supersede all previous test results and the Company anticipates that such results will lead to a full feasibility study thereafter.

Amable Maria Property

The Amable Maria property is situated near the town of San Ramon, Chanchamayo Province, Department of Junin, Peru.  The property is prospective for a variety of uranium mineralization styles including polymetallic uranium veins, intrusion and sedimentary hosted uranium.

The results from a stream sediment survey carried out by the Company, which was designed to test an area of approximately 80 by 80 kilometres adjacent to the San Ramon granite batholith, contain anomalous uranium and thorium concentrations over an area of 205 square kilometres on the western flanks of the batholith.

Highly anomalous (~80 ppm) uranium concentrations in stream sediment samples in the prospect area were followed up with lithogeochemical sampling.  These samples were collected in order to characterize the granite host, which has undergone very limited historical work.  Multiple granitic phases of the intrusion (monzonite, monzo-syenite, syeno-granite) have been recognized and sampled during this program, as well as several structures occurring within the granite.  Analysis of the lithogeochemical data to differentiate between the different phases of the intrusion and their possible relation to the uranium mineralization is still in progress.

Results from 28 rock samples taken during May, 2007, revealed anomalous values (up to 17.8 ppm) for uranium in 14 of the samples, most of which fell within a 5 kilometre wide north-trending belt approximately 30 kilometres long and centred 4 kilometres east of the provincial capital of La Merced.  These data are consistent with earlier stream sediment anomaly distribution, and underline the importance of a north-south control to the mineralization down the western margin of the San Ramon Batholith.

In all, 68 rock samples were taken for lithogeochemical purposes from un-weathered outcrop in road and valley sections, although fractured zones and mineralized structures are generally extensively weathered and do not present good outcrop for sampling purposes.  Wherever these zones and structures were sampled, they gave values within the general anomalous range for the area, suggesting that leaching of the uranium mineralization from near surface may be a factor.  Field tests using a GR 320 Spectrometer over outcrops lying upstream of anomalous drainage sediment sites gave highest readings over fractured granite where the fractures contained iron oxides and quartz.

The Amable Maria project is a large, grassroots project with excellent potential for a variety of uranium mineralization styles.  Sampling continues to identify geochemically anomalous rock samples, supporting the previously identified stream sediment anomalies.  Exploration is at the earliest stages and the Company is presently seeking a joint venture partner to ensure that the project can be rapidly advanced.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A.

The work programs on the Company’s properties are designed and are supervised by Keith Henderson, Vice President, Exploration, of Cardero, either alone or in conjunction with independent consultants.  Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the various project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, initially in Mexico, Argentina and Peru.  Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The vast majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Permits and Licenses:  The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties is and will continue to be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option agreements it has entered into could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in Mexico, Argentina or Peru, where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian dollars.  Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentine pesos and Peruvian nuevo soles.  The Company’s operations in Mexico, Argentina and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual and extreme fluctuations in price will not occur.

Surface Rights and Access:  Although the Company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures.  In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming.  In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access.  However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.  There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities.  In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction

Title:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Investments

The Company continues to hold 3,000,000 common shares of ITH and common share purchase warrants to purchase an additional 2,000,000 common shares at a price of $1.00 until August 4, 2008.  Following the completion by ITH of a significant private placement in April 2007, the Company holds approximately 7.84% of ITH.  The Company does not have any present intention of disposing any of its current holdings in ITH.

On May 16, 2007 the Company also completed the purchase, by way of private placement, of 1,000,000 common shares of Trevali Resources Corp, an unlisted public company incorporated in British Columbia (“Trevali”), at a cost of $100,000.  Although Trevali does not presently hold any material assets, the Company believes that the management of Trevali will ultimately be successful in acquiring a property of merit and reactivating the company.

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results, expressed in Canadian dollars, for the fiscal years 2005 and 2006 and the first, second and third fiscal quarters of 2007:

Fiscal 2007

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 82,190	$ 88,649	$ 59,079
Gain on sale of investment	1,818,236	-	-
Net income (loss)	6,903	(2,001,964)	(1,479,139)
Net income per share	0.00	(0.04)	(0.03)
Comprehensive income (loss)	(303,097)	(1,001,964)	(329,139)

Fiscal 2006

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 93,787	$ 103,878	$ 102,400	$ 51,313
Net loss	(951,779)	(1,113,123)	(3,530,664)	(2,594,576)
Net loss per share	(0.02)	(0.03)	(0.08)	(0.06)

Fiscal 2005

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 60,669	$ 128,207	$ 95,604	$ 91,809
Net loss	(1,489,617)	(1,986,307)	(1,607,002)	(1,379,964)
Net loss per share	(0.04)	(0.05)	(0.04)	(0.03)

Notes:

1)

There were no discontinued operations or extraordinary items in the periods under review.

2)

The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.

RESULTS OF OPERATIONS

During the nine months ended July 31, 2007, the Company had a net loss of $3,474,200 or $0.08 per share as compared to a net loss of $5,595,566 or $0.13 per share for Q3 2006.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

	Three months ended July 31		Nine months ended July 31
	2007	2006	2007	2006
Net loss	$ 1,479,139	$ 3,530,664	$ 3,474,200	$ 5,595,566
Interest income	59,079	102,400	229,918	300,065
General and administrative costs	1,391,316	2,365,112	5,286,430	4,217,479
Stock-based compensation component	49,045	1,278,567	1,067,738	1,691,733
Write-down of resource properties	-	1,279,993	52,958	1,679,847

Three months ended July 31, 2007 compared to three months ended July 31, 2006

In the quarter ended July 31, 2007 the Company had a net loss of $1,479,139 or $0.03 per share as compared to a net loss of $3,530,664 or $0.08 per share for the quarter ended July 31, 2006.  The following discussion explains the variations in the key components of these numbers.

The Company’s general and administrative costs were totalling of $1,391,316 compared to $2,365,112 in 2006.  The main expenses involved in this decrease are the consulting fees (2007 - $92,792, 2006 - $737,944) and salaries (2007 - $309,680, 2006 - $842,008).  Professional fees and regulatory costs were also higher in 2006 as a result of the completion of the listing of the Company’s common shares on the Toronto Stock Exchange.  Subsidiary administrative costs amounted to $635,458 (2006 - $Nil) and result from increased exploration activity and improved cost allocation procedures which affected several cost categories.  Property evaluation expense of $414,154 (2006 – 83,604) is reflective of the increased exploration and project generation activity during the period in comparison with the equivalent period in 2006.

The Company’s interest income of $59,079 (2006 - $102,400) reflects lower average cash balances, the result of which was partially offset by higher interest rates.  The foreign exchange loss of $146,902 was a significant increase from that in the equivalent period in 2006 (gain of $12,041), and arose principally as a result of a weakening in the Argentine currency.

Nine months ended July 31, 2007 compared to nine months ended July 31, 2006

In the nine months ended July 31, 2007 the Company had a net loss of $3,474,200 or $0.08 per share as compared to a net loss of $5,595,566 or $0.13 per share for the nine months ended July 31, 2006.  The following discussion explains the variations in the key components of these numbers.

The net results for the nine months ended July 31, 2007 actually reflect higher operating costs over the equivalent period in 2006 offset by a gain on the sale of a portion of the Company’s investment in ITH which occurred in the three months ended January 31, 2007.

The Company’s general and administrative costs were substantially higher in 2007, totalling $5,286,430 compared to $4,217,479 in 2006.  A significant portion of this increase is due to property evaluations, which totalled $1,057,324 in 2007 versus $156,501 in 2006, as the Company continues its emphasis on project generation activities.  Consulting fees were impacted principally by the stock-based compensation component (see below).

Two other factors resulting in increased general and administrative costs were higher salaries of $1,732,429 (2006 – 1,238,558) and increased subsidiary administrative costs of $1,325,898.  These increases resulted from increased exploration activity generally as well as improved cost allocation procedures at the subsidiary level, which affected several cost categories.

Other income of $1,812,230 resulted from the sale of 1,000,000 shares of International Tower Hill Mines Ltd. for a net gain of $1,818,236, which occurred in the quarter ended January 31, 2007.  There was no comparative transaction in the previous year.  The reduced interest income of $229,918 (2006 - $300,065) reflects lower average cash balances partially offset by higher interest rates.  The foreign exchange loss of $182,966 (2006 gain – $1,695) arose principally as a result of a weakening in the Argentine currency.

Stock-based compensation has been included in the following expense categories:

	2007	2006
Salary	$ 742,156	$ 722,521
Professional	-	9,809
Consulting	178,144	946,757
Investor relations	147,438	12,646
	$ 1,067,738	$ 1,691,733

All other administrative expenses have risen due to the general increase in the level of activity of the Company, increased expense at its Latin American subsidiaries, and an increase in first quarter property evaluation expenses.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds.  It relies on either the sale of its own shares as needed, or the sale or option of its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

When optioning properties the Company will sometimes issue its own stock to the vendor of the property as partial or full consideration for the property in order to conserve its cash.

The Company did not undertake any funding activities during the quarter ended July 31, 2007, as the private placements and the sale of ITH shares in the first quarter provided enough funds at the present time.  As a consequence of the foregoing funding activities, as at September 7, 2007, the Company had working capital of approximately $3.4 million, which it anticipates will be sufficient to cover its anticipated expenses for the next 18 months.  However, if the Company substantially increases its expenditures on property acquisitions or exploration expenditures, additional funding will be required within the next eighteen months.  If the Company is unable to obtain any such additional funding as and when necessary, it would likely be required to scale back its property acquisition and/or exploration programs, sell, option or abandon some of its mineral properties or dispose of some or all of its investment in ITH or Trevali.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the period ended July 31, 2007 the Company incurred the following expenses paid to directors of the Company or companies with common directors:

	2007	2006
Professional fees	$ 75,569	$ 131,832
Consulting fees	$ 67,500	$ 260,777

At July 31, 2007 there was $7,769 (October 31, 2006 - $12,012) included in accounts payable and accrued liabilities, and $10,067 (2006 - $9,233) owing to related parties.

The Company recovered $100,485 during the nine months ended July 31, 2007 (2006 - $18,528) in rent and administration costs from Wealth Minerals Ltd., International Tower Hill Mines Ltd., Indico Technologies Ltd., Athlone Energy Ltd., and Lawrence W. Talbot Law Corporation, companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The presidents of Minerales y Metales California, S.A. de C.V. and Cardero Argentina S.A. provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.  The president of Cardero Peru, S.A.C. provides management and consulting services, through a private company owned by him, for USD 7,500 per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

PROPOSED TRANSACTIONS

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There have been no changes in accounting policies since November 1, 2006, being the start of the Company’s most recently completed fiscal year, except for the adoption of the recommendations relating to financial instruments, as follows:

Effective November 1, 2006, the Company implemented the accounting recommendations relating to Financial Instruments as contained in sections 3855 and 3861 of the CICA Handbook.  As explained in Note 3(a) to the unaudited consolidated financial statements for the period ended April 30, 2007, the Company’s investment in International Tower Hill Mines Ltd (“ITH”) is classified as “available for sale” and, accordingly, is carried at quoted market value, including the intrinsic value of the related share purchase warrants.  Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are included in operations.  The effect of adopting these recommendations resulted in other comprehensive income of $1,840,000 representing the change in the fair value of the Company’s investment which has been recognized for accounting purposes, but not yet realized in cash.  This amount, together with the calculated opening balance at November 1, 2006, is also reflected on the Company’s balance sheet within the equity section as “Accumulated other comprehensive income”.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, receivables, investments and payables.

The Company’s cash at July 31, 2007 was $3,409,327 of which $153,783 was held in Mexican, Argentinean and Peruvian currencies.  The Company’s cash equivalents was term deposits of $1,800,000 which yield approximately 2.1% per annum.

The Company’s receivables and payables at July 31, 2007 were normal course business items that are settled on a regular basis.  The Company’s investment in ITH and Trevali, including the intrinsic value represented by the share purchase warrants of ITH, is carried at quoted market value or an estimate thereof, and is classified as “available for sale” for accounting purposes.  The Company has no plans to dispose of any of its investments in either ITH or Trevali.

MATERIAL PROCEEDINGS

On May 20, 2004 Western Telluric Resources Inc. (“Western Telluric”) and Minera Olympic, S. de R.L. de C.V. (“Minera”) (collectively, the "Plaintiffs") commenced an action in the British Columbia Supreme Court (Vancouver Registry, No. S042795) against the Company and James Dawson, Murray McClaren and their respective companies, Dawson Geological Consultants Ltd. and 529197 B.C. Ltd. (carrying on business as Crockite Resources).

The relief claimed against the Company is the setting aside of an agreement dated December 12, 2001 between the Company and Minera by which the Company acquired six mineral concessions in Baja California State, Mexico from Minera, a constructive trust over other mineral interests in Baja California State, Mexico held by the Company and damages for breach of contract, breach of duty of confidence and knowing participation in breach of fiduciary duty.

The Company has filed a Statement of Defence in which it denies any liability.  As well, the Company has commenced a Counterclaim against the Plaintiffs and William Park, Kelly Klatik, Jack Glavine and Kenneth Tremblett for malicious prosecution, abuse of process, injurious falsehood and conspiracy to injure.  In addition to seeking damages, the Company is seeking a declaration that the December 12, 2001 agreement is valid and that it is the owner of the subject mineral concessions.

The pleadings are closed and documents have been exchanged.  Discoveries have been partially completed, and no trial date has been set.

The Company is not currently in a position to quantify the potential exposure to the Company or the potential recovery that may be had pursuant to the Company’s counterclaim.  No specific amounts are claimed in either the Statement of Claim or the Counterclaim.  The Plaintiffs have not delivered any evidence with respect to quantum.  In addition, the size of any damage award against the Company may be affected by results of work on the subject mineral properties between July 31, 2007 and trial.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at July 31, 2007 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of July 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the three months ended July 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at September 7, 2007)

1.

Authorized and Issued capital stock:

Authorized	Issued	Value
An unlimited number of common shares without par value	47,301,439	$ 55,433,904

2.

Options Outstanding:

Number	Exercise Price	Expiry Date
1,100,000	$2.80	May 2, 2008
176,000	$1.90	July 23, 2008
1,275,000	$1.95	August 4, 2008
300,000	$1.70	October 12, 2008
600,000	$2.00	November 30, 2008
255,000	$1.70	December 20, 2008
300,000	$3.28	April 11, 2009
900,000	$1.47	September 7, 2007
4,906,000

3.

Warrants/Agent’s Options Outstanding:

Number	Exercise Price	Expiry Date
750,000	$2.00	July 12, 2008
1,144,500	$2.00	July 23, 2008
44,500	$1.75	July 23, 2008
1,894,500

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com.